                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D
                     Under the Securities Exchange Act of 1934
                               (Amendment No.     )*

                               Micro Therapeutics, Inc.
                     ------------------------------------------
                                   (Name of Issuer)

                      Common Stock, par value $0.001 per share
                     ------------------------------------------
                           (Title of Class of Securities)

                                      59500W100
                     ------------------------------------------
                                    (CUSIP Number)


                    Jose M. de Lasa, 100 Abbott Park Road
               Abbott Park, Illinois 60064-3500; Phone 847 937 8905
               ----------------------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   August 19, 1998
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13(d)-1(g), check the following box [ _ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies should be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 9 pages

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CUSIP No. 59500W100
-------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Abbott Laboratories
          IRS Identification No. 36-0698440
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [   ]
                                                       (b)  [   ]
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3)   SEC USE ONLY

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4)   SOURCE OF FUNDS

     OO (see Item 3 below)
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5)   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                       [   ]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
-------------------------------------------------------------------------------
NUMBER OF           (7)  SOLE VOTING POWER
SHARES                   384,615
BENEFICIALLY             ------------------------------------------------------
OWNED BY            (8)  SHARED VOTING POWER
EACH                     0
REPORTING                ------------------------------------------------------
PERSON WITH         (9)  SOLE DISPOSITIVE POWER
                         384,615
                         ------------------------------------------------------
                    (10) SHARED DISPOSITIVE POWER
                         0
-------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     384,615
-------------------------------------------------------------------------------
12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)                              [   ]
-------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.7% (see Item 5 below)
-------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
-------------------------------------------------------------------------------

                               Page 2 of 9 pages

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ITEM 1.   SECURITY AND ISSUER

          This statement relates to shares of the common stock, par value $0.001 per share (the "Common Stock"), of Micro Therapeutics, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 1062-F Calle Negocio, San Clemente, California 92673.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-3500.

          The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

          (d) and (e)    Neither Abbott, nor to the best of its knowledge, any
person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The aggregate amount of the loan which is the subject of the Convertible Subordinated Note Agreement, dated as of August 12, 1998, between the Issuer and Abbott (the "Note Agreement") is $5,000,000 (the "Loan"). See
Item 6 below. The source of the funds required to advance the Loan is the general assets of Abbott.

ITEM 4.   PURPOSE OF THE ACQUISITION

The purpose of the transaction is for investment and to establish a long term distribution alliance between Abbott and the Issuer.

          (b) Abbott may convert the Note which evidences the Loan into Common Stock of the Issuer (the "Common Stock") at any time within a five year period. Abbott does not have any present intention to exercise its conversion right immediately. If Abbott were to exercise its conversion right immediately, Abbott would own approximately 384,615 Shares (the "Shares") of

                               Page 3 of 9 pages

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Common Stock of the Issuer.  See Item 6 below.

          (a) - (j) At present, Abbott does not have any plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Abbott does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Abbott may be deemed to be the beneficial owner of the Shares. Upon issuance, if Abbott were to exercise its conversion right immediately, the Shares would represent approximately 9.7% of the outstanding shares of the Common Stock.

          (b) Abbott will have sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

          (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.

          (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds form a sale of the Shares.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The summaries of certain terms of the following agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the agreements and reference is made to the full text of such agreements which are filed as exhibits to this Statement and are incorporated herein by reference.

A.   CONVERTIBLE SUBORDINATED NOTE AGREEMENT

     Under the terms of the Note Agreement, Abbott is obligated to lend to the Issuer $5,000,000. The loan is evidenced by a 5% Convertible Subordinated Note, dated August 19, 1998 (the "Note"). The Note bears a 5% per annum interest rate payable quarterly over a five year period.

     Abbott may convert the Note at any time during the five year period into Common Stock

                              Page 4 of 9 pages

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of the Issuer at an initial conversion price which is subject to adjustment. The conversion price may be adjusted from time to time upon the occurrence of certain events including, among other things, issuance by the Issuer of rights, options or warrants to all holders of its Common Stock under certain conditions, and the payment or making of certain distributions on the Common Stock.

     The Issuer is obligated to reserve and keep available out of its authorized but unissued Common Stock, the full number of Shares of Common Stock then issuable upon the conversion of the Note or the Credit Facility Note (as such term is defined in the Credit Agreement).

     The Note is not subject to redemption or prepayment. If certain events of default occur, the then holder of the Note may declare the entire principal and unpaid accrued interest on the Note immediately due and payable so long as certain conditions exist and certain notice requirements are met.

     The indebtedness evidenced by the Note is expressly subordinated to certain senior indebtedness, except as otherwise provided in the security agreement, dated August 12, 1998, between the Issuer and Abbott (the "Security Agreement"). Such senior indebtedness include principal and unpaid accrued interest on the Issuer's indebtedness to certain banks, insurance companies or other financial institutions.

     Where the Issuer proposes to issue or sell New Securities (as such term is defined in the Note Agreement) to any person, Abbott has a right of first offer to purchase a pro rata share of the New Securities that the Issuer may from time to time propose to sell and issue. Abbott has 20 days to exercise the right after it receives due notice.

     The Note Agreement also sets forth the desire of the Issuer and Abbott to enter into (i) an Exclusive Distribution Agreement and (ii) a Credit Agreement. It also evidences the intention of the Issuer to grant to Abbott a security interest in intellectual property relating to the Issuer's peripheral blood clot infusion products pursuant to the Security Agreement.

B.   EXCLUSIVE DISTRIBUTION AGREEMENT

     The Exclusive Distribution Agreement, is effective August 12, 1998 (the "Distribution Agreement") and continues for the remainder of the 1998 calendar year and for 10 full calendar years thereafter, unless terminated. The initial term may be extended.

     Under the terms of the Distribution Agreement, Abbott will act as an exclusive independent distributor of certain peripheral thrombolytic products of the Issuer as well as the Issuer's devices or technology developed or otherwise acquired by the Issuer after the effective date of the Distribution Agreement, including improvements, enhancements or line extensions to the products. Abbott will act as such distributor within the United States (including, but not limited to Puerto Rico) as well as Canada (the "Territory"). The Territory may be expanded by

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mutual agreement of the parties.

     Abbott has an exclusive right of first discussion if the Issuer elects to consider and/or pursue discussions with third parties on potential commercial collaborations in the Territory for potential vascular applications of a particular product currently under development.

     If the Issuer is unable or unwilling to supply products that are the subject matter of the Distribution Agreement and 90 days after Abbott has ordered the Issuer to supply such products the Issuer has not remedied its inability to supply the products, then Abbott may manufacture or have manufactured the products under the Issuer's patents and other intellectual property rights during the period the Issuer is unable to supply such products.

C.   CREDIT AGREEMENT

     The Credit Agreement is dated August 12, 1998. Abbott agrees under the Credit Agreement to loan to the Issuer, at the Issuer's request, an amount not to exceed $5,000,000 prior to July 31, 1999. (This loan is in addition to the loan covered by the Note Agreement). The Issuer shall provide Abbott with 15 business days written notice of a request of a loan disbursement under the Credit Agreement. Amounts repaid may not be reborrowed. The loan shall bear interest from the date of disbursement on the unpaid principal amount thereof until the earlier of an Event of Default (as such term is defined in the Credit Agreement) or the date upon which such amount shall become due and payable. Such interest shall be at a rate of 5% per annum.

     The loan made under the Credit Agreement shall be evidenced by a Credit Facility Note. The Issuer may convert, at its sole discretion, the Credit Facility Note or any portion of the principal amount thereof which is $1,000,000 or an integral amount multiple of $1,000,000 into fully paid and nonassessable shares of Common Stock at the conversion price then in effect. The conversion right expires on the maturity date (the fifth year anniversary of the first disbursement date). The initial conversion price may be adjusted in certain instances.

     The Issuer shall not have the option to convert the Credit Facility Note into shares of Common Stock if (i) such Common Stock, together with the Common Stock then beneficially owned by Abbott, would exceed 19% of the then outstanding Common Stock (giving effect to such issuance upon conversion to Abbott) or (ii) the fair market value (as defined in the Credit Agreement) of the Common Stock as of the date that written notice of conversion is provided to Abbott falls below a specified level.

     The Issuer shall at all times reserve and keep available out of its authorized but unissued Common Stock, for the purpose of effecting the conversion of the Credit Facility Note, the full number of shares of Common Stock issuable upon conversion of the entire Credit Facility Note.

                                 Page 6 of 9 pages

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     Abbott may transfer or assign the Credit Facility Note without the Issuer's consent.


D.   SECURITY AGREEMENT

     In order to secure the payment and performance of the Issuer's obligations under (i) the Note Agreement; (ii) the Note; (iii) the Credit Facility Note;
(iv) the Credit Agreement and (v) any amendment, modification, renewal or extension of the Note or the Note Agreement; the Security Agreement grants from the Issuer to Abbott, a security interest in all of the Issuer's right, title and interest in and to the following items:

     (i) all the Issuer's right, title and interest in and to the current and future trademarks owned by the Issuer, in connection with its peripheral blood clot infusion products in the Territory, which are set forth as an exhibit to the Security Agreement;

     (ii) all the Issuer's right, title and interest in and to the current and future patents owned by the Issuer in connection with the Issuer's peripheral blood clot infusion products in the Territory, which are set forth as an exhibit to the Security Agreement, and

     (iii) all the Issuer's right, title and interest in and to the other current and future intellectual property rights owned by the Issuer in connection with the Issuer's peripheral blood clot infusion products, which are set forth as an exhibit to the Security Agreement.

     The Issuer shall execute a Notice of Recordation of Assignment Document with the United States Patent and Trademark Office for each trademark and patent registered with that office. The Issuer shall also execute a UCC-1 document for all of the collateral items to enable Abbott to perfect its security interest in the collateral items.

     Upon the occurrence of an Event of Default (as such term is defined in the Security Agreement) Abbott may exercise all rights or remedies Abbott may have as a secured party under the Uniform Commercial Code as adopted in California. Upon such event, Abbott, at its option, may (i) retain for its own commercial use all or any portion of the collateral items that are commercially reasonable (subject to certain provisions); and/or (ii) sell, lease or otherwise dispose of all or any part of the collateral items upon terms that are commercially reasonable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          Exhibit 1 -    Information Concerning Executive Officers and
                         Directors of Abbott Laboratories.
          Exhibit 2 -    Convertible Subordinated Note Agreement, dated
                         as of August 12, 1998.

                                Page 7 of 9 pages

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          Exhibit 3 -    Exclusive Distribution Agreement, dated as of
                         August 12, 1998.
          Exhibit 4 -    Credit Agreement, dated as of August 12, 1998.
          Exhibit 5 -    Security Agreement, dated as of August 12, 1998.

               *********************************

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Abbott Laboratories

DATED: August 31, 1998        By: /s/ Gary P. Coughlan
                                  --------------------------------------------
                                  Gary P. Coughlan, Senior Vice President,
                                  Finance and Chief Financial Officer














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                                    EXHIBIT INDEX

PORTIONS OF EXHIBITS 2, 3 AND 4 HAVE BEEN OMITTED (DESIGNATED BY AN ASTERISK (*)) AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT DATED AUGUST 28, 1998

Exhibit Number      Description
--------------      -----------
     1              Information Concerning Executive Officers and
                    Directors of Abbott Laboratories.

     2 Convertible Subordinated Note Agreement, dated as of August 12, 1998.

     3              Exclusive Distribution Agreement, dated as of
                    August 12, 1998.

     4              Credit Agreement, dated as of August 12, 1998.

     5              Security Agreement, dated as of August 12, 1998.














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